                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*


              New England Realty Associates Limited Partnership
           --------------------------------------------------------
                                (Name of Issuer)

                              Depositary Receipts
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   644206104
           --------------------------------------------------------
                                 (CUSIP Number)

                                  Harold Brown
            c/o New England Realty Associates Limited Partnership
                                39 Brighton Avenue
                                Allston, MA 02134
                                 (617) 783-0039
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 23, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of 3 Pages

CUSIP No. 644206104                  13D                 Page 2 of 3 Pages


     HAROLD BROWN--SS####-##-####
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

     N/A
-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     U.S.
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     N/A
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                  1,600
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                    1,600
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,600 (99,994, if the 98,394 owned by the NERA 1994 Irrevocable Trust are included)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

0.1% (8.8%, if the Depositary Receipts owned by the NERA 1994 Irrevocable
Trust are included) as of April 24, 2000
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 644206104                                          Page 3 of 3  Pages

        This Amendment No. 4 amends the Statement on Schedule 13D filed on April 8, 1994, as amended, by and on behalf of Harold Brown.

ITEM 4.  PURPOSE OF TRANSACTION

         Over a period beginning in October 1998, and prior to the date of this filing, Mr. Brown has made sporadic purchases in the open market of New England Realty Associates Limited Partnership Depositary Receipts (the "Receipts"), each representing one-tenth of one Class A Limited Partnership Unit (a "Class A Unit"). Mr. Brown has heretofore transferred 98,394 Receipts to the NERA 1994 Irrevocable Trust (the "Trust"), a grantor trust. The beneficiaries of the Trust are trusts for the benefit of children of Mr. Brown. Mr. Brown has disclaimed beneficial ownership of the Receipts held by the Trust, although he may be deemed to beneficially own such Receipts. As of the date of this filing, Mr. Brown personally owns 1,600 Receipts.

         On or about the Date of Event, Mr. Brown decided that rather than acquire a greater ownership interest in the Class A Units, either by the purchase of Receipts or unconverted Class A Units, through a tender offer for such Receipts and Class A Units, which Mr. Brown had previously indicated was his intent, Mr. Brown will defer such tender offer and proceed to make open market purchases or acquire Class A Units or Receipts through privately negotiated transactions.

         If the above-described acquisitions of Class A Units or Receipts are commenced and consummated, Mr. Brown may or may not thereafter transfer all or a portion of any Class A Units and Receipts purchased pursuant to such acquisitions to the Trust.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Harold Brown
Dated: June 26, 2000                   ----------------------------------------
                                       Harold Brown